                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934
                       FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

                   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934



                         COMMISSION FILE NUMBER 1-13933



                           A. Full title of the Plan:

      VLASIC FOODS INTERNATIONAL INC. SAVINGS AND 401(K) PLAN FOR SALARIED
                                   EMPLOYEES



              B. Name of issuer of the securities held pursuant to
                    the Plan and the address of its principal
                                executive office:

                         VLASIC FOODS INTERNATIONAL INC.
     VLASIC PLAZA, SIX EXECUTIVE CAMPUS, CHERRY HILL, NEW JERSEY 08002-4112
                         TELEPHONE NUMBER: 856-969-7100

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator and
Participants of Vlasic Foods International Inc.
Savings and 401(k) Plan for Salaried Employees


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Vlasic Foods International Inc. Savings and 401(k) Plan for Salaried Employees (the "Plan") at December 31, 2000 and 1999 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, on January 29, 2001 Vlasic Foods International Inc. filed a voluntary Chapter 11 reorganization petition in the United States Bankruptcy Court and on May 22, 2001 sold substantially all of its assets.

/s/  PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
June 20, 2001

VLASIC FOODS INTERNATIONAL INC.
SAVINGS AND 401(K) PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------
(IN THOUSANDS)

                                                                    DECEMBER 31,
                                                               2000             1999
                                                             -------          -------
Assets:
    Investment in Master Trust, at fair value                $36,496          $45,100
                                                             -------          -------
LIABILITIES:

    Payable to other qualified plan                               --              617
    Excess contributions refundable to participants               --               77
                                                             -------          -------
      Total liabilities                                           --              694
                                                             -------          -------
        Net assets available for benefits                    $36,496          $44,406
                                                             =======          =======

   The accompanying notes are an integral part of these financial statements.

VLASIC FOODS INTERNATIONAL INC.
SAVINGS AND 401(K) PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------
(in thousands)

                                                                                     Year Ended         Year Ended
                                                                                     December 31       December 31,
                                                                                       2000               1999
                                                                                    -----------        ------------
Additions to net assets attributed to:
    Plan's share of investment income of Master Trust:
      Net depreciation in fair value of investments                                  $ (8,244)          $ (7,591)
      Interest and dividends                                                            2,074              2,257
                                                                                     --------           --------
                                                                                       (6,170)            (5,334)
                                                                                     --------           --------
    Contributions:
      Participants                                                                      2,381              3,521
      Employer                                                                            705                870
                                                                                     --------           --------
                                                                                        3,086              4,391
                                                                                     --------           --------

        Total additions                                                                (3,084)              (943)
                                                                                     --------           --------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants                                                       4,799              2,434
    Transfers to/from other qualified plans, net                                            9                631
    Loan administration fees                                                               18                  3
                                                                                     --------           --------
        Total deductions                                                                4,826              3,068
                                                                                     --------           --------

    Net decrease                                                                       (7,910)            (4,011)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                                                  44,406             48,417
                                                                                     --------           --------
    End of year                                                                      $ 36,496           $ 44,406
                                                                                     ========           ========



   The accompanying notes are an integral part of these financial statements.

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(K) PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     On March 30, 1998, Campbell Soup Company distributed one share of Vlasic Foods International Inc. ("Vlasic") common stock to shareowners of Campbell for every ten shares of Campbell capital stock held at the record date in a tax-free distribution (the "spin-off"). At the time of the spin-off, Vlasic began operations as a separate independent publicly-owned company. In connection with the spin-off, Campbell contributed the following businesses: Swanson frozen foods in the United States and Canada, Vlasic retail and food service pickles and condiments in the United States, Open Pit barbecue sauce in the United States, Campbell's mushrooms in the United States, Freshbake and non-branded frozen foods in the United Kingdom, SonA and Rowats pickles and beans in the United Kingdom, Swift and non-branded processed beef in Argentina and Kattus gourmet foods distribution in Germany. In connection with the spin-off, an independent savings and retirement plan was created for salaried employees named the Vlasic Foods International Inc. Savings and 401(k) Plan for Salaried Employees (the "Plan"). The Plan was intended to replace the benefits provided under the Campbell Soup Company Savings and 401(k) Plan for Salaried Employees (the "Campbell Plan") for those participants who became Vlasic employees at the time of the spin-off. The Plan was effective as of the spin-off date, March 30, 1998.

     On April 9, 1998, plan assets of approximately $45,988,000, representing participant account balances, were transferred from the Campbell Plan. As a result of the spin-off, units in the Campbell Stock Fund held in participants' accounts in the Campbell Plan were converted into both units in the Campbell Stock Fund and units in the Vlasic Stock Fund and transferred to the Plan. Participants may elect to continue holding units in the Campbell Stock Fund and units in the Vlasic Stock Fund in their accounts, or participants may elect to liquidate all or a portion of the units and reinvest the proceeds in any other investment fund. However, no future contributions or investment transfers may be made to the Campbell Stock Fund. Dividends paid on Campbell stock will be reinvested in the Vlasic Stock Fund.

     On January 31, 2000, Vlasic sold its fresh mushroom business in the United States, Vlasic Farms, Inc. Generally, the terminated employees participating in the Plan may retain their existing account balance or rollover the funds to another qualified plan.

     BANKRUPTCY AND ASSET SALE - SUBSEQUENT EVENTS

     On January 29, 2001, Vlasic and its United States operating subsidiaries filed voluntary petitions for reorganization relief pursuant to Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). Upon its commencement of bankruptcy proceedings, Vlasic began operating its businesses as debtor-in-possession under Chapter 11 of the Bankruptcy Code. Pursuant to the competitive sales process provided for under the Bankruptcy Code, Vlasic received offers from interested buyers to purchase a portion or substantially all of Vlasic's businesses. On April 3, Vlasic and certain of its United States and Canadian subsidiaries (collectively, the "Seller") entered into an asset purchase agreement (the "Asset Purchase Agreement") with Pinnacle Foods Corporation (formerly named HMTF Foods Acquisition Corp.) ("PFC"), an affiliate of Hicks, Muse, Tate & Furst Incorporated, providing for the sale of substantially all of the North American assets relating to the Seller's pickle products, barbecue sauce and grilling sauce products and frozen food product businesses to PFC. On May 22, 2001, the sale was consummated.

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(K) PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     According to the terms of the Asset Purchase Agreement, the Plan will not be assumed by PFC and will remain with the Seller. Employees of Vlasic who are employed by PFC effective as of May 22, 2001 shall cease to accrue any further benefits under the Plan effective May 22, 2001. Such employees shall be given the opportunity to receive a distribution of their Plan account balances or to have such account balances transferred directly to a qualified defined contribution plan maintained by PFC. Employees of Vlasic who are not employed by PFC effective as of May 22, 2001 and who are participants in the Plan are not impacted by the terms of the Asset Purchase Agreement. Vlasic has the right and may decide to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     GENERAL
     The Plan is a defined contribution plan covering salaried employees at substantially all of Vlasic's domestic locations. It is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Document for a more complete description of the Plan's provisions and definition of terms.

     ELIGIBILITY
     Any employee who was a participant in the Campbell Plan at the spin-off date became a participant in the Plan. Employees hired after the spin-off who are scheduled to work not less than 1,000 hours in any given year are eligible to participate in the Plan upon their hire date.

     CONTRIBUTIONS
     Participants authorize payroll deductions, which are contributed to the Plan and credited to their individual accounts. Contributions are limited to a before-tax maximum of 10% or a post-tax maximum of 10%, or a combined maximum of 15% of a participant's compensation, in multiples of 1%. However, in accordance with the Internal Revenue Code, the amount of a participant's before-tax contribution for calendar years 2000 and 1999 was limited to $10,500 and $10,000, respectively. Participants may also contribute amounts representing rollovers from other qualified plans. Vlasic makes matching contributions in the amount of 50% of all participant contributions up to 5% of the participant's compensation beginning after one full year of service. Vlasic matching contributions are invested in the same funds as the participant's contributions. Vlasic, at its discretion, may also make additional contributions.

     PARTICIPANT ACCOUNTS
     Each participant's account is credited with the participant's contributions and allocations of Vlasic's matching contributions and Plan earnings. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING
     Participants are immediately and fully vested in their contributions plus actual earnings on their contributions. Vesting in the Vlasic matching contribution portion of their accounts plus actual earnings on Vlasic's matching contribution is based on the following:


              COMPLETED
            YEARS OF SERVICE                                    VESTING
            ----------------                                    -------
            One year                                               20%
            Two years                                              40%
            Three years                                            60%
            Four years                                             80%
            Five years or more                                    100%

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(K) PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Years of service include periods of employment with Campbell Soup Company for those participants who became Vlasic employees at the time of the spin-off.

     INVESTMENT OPTIONS
     Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following investment options.

     Vlasic Stock Fund. Funds are invested in Vlasic Foods International Inc. common stock, with a small portion invested in short-term money market instruments for liquidity.

     Managed Income Portfolio. Funds are invested in an open-end commingled pool managed by Fidelity Investments ("Fidelity") which invests in short- and long-term investment contracts issued by insurance companies, banks, and other financial institutions.

     Retirement Money Market Portfolio. Funds are invested in shares of a registered investment company managed by Fidelity that invests in high quality, U.S. dollar denominated money market instruments of domestic and foreign issuers.

     Equity Income Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests mainly in dividend-paying common and preferred stocks.

     Spartan U.S. Equity Index Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests primarily in common stocks included in the Standard & Poor's 500 stock index.

     Magellan Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks of large corporations as well as lesser known companies.

     Growth Company Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks with emerging or established growth potential.

     International Growth & Income Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests primarily in foreign securities.

     Asset Manager Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in equities, bonds and money market instruments in both the domestic and foreign markets.

     In addition to the above investment options, the Plan also permits funds to remain invested in the Campbell Stock Fund. These funds are invested in Campbell Soup Company common stock, with a small portion invested in short-term money market instruments for liquidity.

     PARTICIPANT LOANS
     Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 4.5 years. Loans are secured by the balance in a participant's account and bear interest at two points above the prime rate in effect on the first business day of the calendar quarter in which the loan was originated. Principal and interest are paid ratably through payroll deductions.

     PAYMENT OF BENEFITS
     Participants with five continuous years of participation in the Plan may withdraw, once in a calendar year, all or a portion of their account balance, except the portion attributable to their before-tax account balance. Participants age 59 -1/2 or older may withdraw all or a portion of their vested account

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(K) PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     balance. Participants under age 59 -1/2 may withdraw from their before-tax vested account balance without penalty only if immediate and heavy financial hardship is demonstrated.

     Upon termination of employment, participants under age 55 will receive a lump sum amount equal to the vested value of their account. Participants have the option to leave their account in the Plan if the balance is greater than $5,000. Participants age 55 or older may receive distributions in the form of a lump sum or in periodic installments.

     FORFEITED ACCOUNTS
     At December 31, 2000 and 1999, forfeited nonvested accounts totaled approximately $29,000 and $11,000, respectively. These accounts are used to reduce future Vlasic matching contributions.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements have been prepared on the accrual basis of accounting.

     FINANCIAL STATEMENT PRESENTATION
     Certain prior year amounts have been reclassified to conform with the current year presentation.

     MASTER TRUST PARTICIPATION
     The Plan participates in the Vlasic Foods International Inc. Savings and 401(k) Plans Master Trust. The Master Trust combines, for administrative purposes, the assets of the Plan and those of other defined contribution plans of Vlasic within the United States. Each plan has a specific interest in all assets, liabilities, net investment gains and losses, and administrative expenses of the Master Trust. Fidelity Management Trust Company ("FMTC") is the trustee of the Master Trust.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     The Plan's interest in the Master Trust is stated at fair value. For purposes of determining the fair value of the underlying assets of the Master Trust, shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. The collective trust fund (Managed Income Portfolio) is valued at net asset value. The Vlasic Stock Fund and the Campbell Stock Fund are valued at the year-end closing unit price (consisting of market value of shares owned plus uninvested cash portion). Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid.

     PLAN EXPENSES
     Certain administrative expenses of the Plan are paid by Vlasic.

     USE OF ESTIMATES
     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(K) PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   LIABILITIES

     Amounts payable to other qualified plans of approximately $617,000 at December 31, 1999 represent account balances of individuals who were not participants in this Plan but had been included at inception. During 2000, such balances were transferred to the appropriate qualified plan.

     The Plan is subject to certain contribution limits for highly-compensated participants as defined by the Internal Revenue Code. For the plan year 1999, the Plan received contributions exceeding such limits totaling approximately $77,000. These excess contributions were refunded to participants during plan year 2000. There were no excess contributions refundable to participants as of December 31, 2000.


4.   TAX STATUS

     The Internal Revenue Service has determined and informed Vlasic by letter dated October 8, 1999, that the Plan is designed in accordance with applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes is required in the accompanying financial statements.


5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds and a collective trust fund managed by FMTC. FMTC is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.


6.   MASTER TRUST

     The net assets available for benefits of the Master Trust at December 31, 2000 and 1999 were as follows (in thousands):

                                                      DECEMBER 31,
                                                2000              1999
                                               -------          -------
Assets:

    Investments, at fair value                 $48,789          $62,969
                                               -------          -------

    Net assets available for benefits          $48,789          $62,969
                                               =======          =======

    Plan's interest in Master Trust            $36,496          $45,100
                                               =======          =======

The Plan's interest in the net assets available for benefits of the Master Trust is determined based upon the specific allocation of the assets in the Master Trust identifiable by each participating Plan.

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(K) PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


The following summarizes the changes in net assets available for benefits of the Master Trust for the years ended December 31, 2000 and 1999 (in thousands):


                                                             YEAR ENDED        YEAR ENDED
                                                             DECEMBER  31,     DECEMBER 31,
                                                                2000             1999
                                                            -------------      ------------
Additions to net assets attributed to:
    Investment income:
      Net depreciation in fair value of investments          $(12,337)          $(12,668)
      Interest and dividends                                    2,767              3,078
                                                             --------           --------
                                                               (9,570)            (9,590)
                                                             --------           --------
    Contributions:
      Participants                                              3,811              5,845
      Employer                                                  1,232              1,906
                                                             --------           --------
                                                                5,043              7,751
                                                             --------           --------

        Total additions                                        (4,527)            (1,839)
                                                             --------           --------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants                               9,383              4,590
    Transfers to/from other qualified plans, net                  223                 44
    Loan administration fees                                       47                 21
                                                             --------           --------
        Total deductions                                        9,653              4,655
                                                             --------           --------

    Net decrease                                              (14,180)            (6,494)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                          62,969             69,463
                                                             --------           --------
    End of year                                              $ 48,789           $ 62,969
                                                             ========           ========

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(K) PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

 The following represents investments that are 5 percent or more of the Master Trust's net assets:


                                             DECEMBER 31,
(in thousands)                          2000            1999
---------------                       ---------       --------
Vlasic Stock Fund                     $    494 *      $  4,904
Campbell Stock Fund                     13,941          20,989
Fidelity Magellan Fund                   9,449          10,382
Fidelity Equity Income Fund              6,391           6,044
Fidelity Growth Company Fund             8,151           7,922
Spartan U.S. Equity Index Fund           2,806           4,120

      * was not greater than 5 percent of net assets.

During the years ended December 31, 2000 and 1999, the Master Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                             YEAR ENDED        YEAR ENDED
                                                             DECEMBER  31,     DECEMBER 31,
(in thousands)                                                 2000              1999
                                                            ----------         ----------
Common stock funds                                           $ (8,595)          $(17,576)
Mutual funds                                                   (3,742)             4,908
                                                             ---------          ---------

Net depreciation in fair value of investments                $(12,337)          $(12,668)
                                                             =========          =========

                                    SIGNATURE



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                            VLASIC FOODS INTERNATIONAL INC.
                                            SAVINGS AND 401(K) PLAN FOR SALARIED
                                            EMPLOYEES




     Date:  June 29, 2001        By:   /s/ Joseph Adler
                                     ------------------------------------------
                                                     Joseph Adler
                                                  Plan Administrator

                                INDEX TO EXHIBITS

             EXHIBIT                                                                    PAGE
             -------                                                                    ----
     1.      Consent of Independent Accountants                                            13